August 14, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Tim Buchmiller

Re:	HWEL Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 13, 2023
File No. 333-271952

Dear Messrs. Howes and Buchmiller:

HWEL Holdings Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 25, 2023, regarding its Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 13, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

Q: What conditions must be satisfied to complete the Business Combination?, page xviii

1.	We note your response to prior comment 7 and reissue in part. Please further revise to clarify that you may not waive the condition of “no law or order” prohibiting the transaction or advise. Please also identify any other conditions which the parties would be unable to waive.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages xviii, xix, 17, 34 and 82 of the Registration Statement.

Pubco, page 1

2.	We note your revised disclosure in response to prior comment 9 that Nasdaq listing is a closing condition that could be waived by the parties without recirculation or resolicitation. Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition was to be waived. Please include in your analysis why the stockholders of HWEL and Starton would not view the listing on Nasdaq as a material part of their voting or investment decision.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages xviii and 29 of the Registration Statement to clarify that in the event of a waiver of any waivable condition to the Merger, including the condition with respect to the Nadsaq listing, the HWEL Board will evaluate the materiality of any such waiver to determine whether recirculation or resolicitation would be required, and that HWEL or Starton may waive one or more of the waivable conditions to the Merger (including the Nasdaq listing closing condition) without recirculation of the proxy statement/prospectus/information statement or resoliciting stockholder approval.

While the Nasdaq listing requirement is material, the HWEL Board needs to be able weigh the benefits of the Nasdaq listing requirement against the consequences of a failed or delayed transaction as a result of recirculation or resolicitation.  Further, Pubco has options available if Nasdaq notifies it of Nasdaq’s determination to delist the combined company’s securities. Pubco may, following the Merger, appeal the determination to a hearings panel, which will stay the delisting action pending a panel decision.  Additionally, if delisted, Pubco can still have publicly traded securities on an over-the-counter market and, if it decides that it is in its best interest to do so, may reapply at the appropriate time to have its securities listed on Nasdaq or apply to be listed on the New York Stock Exchange.

Given the HWEL Board’s discretion and the alternatives available to Pubco if its securities were to be delisted from Nasdaq, Pubco respectfully advises the Staff that the Company does not believe that recirculation or resolicitation should be required if this condition was to be waived.

Organizational Structure, page 8

3.	In an appropriate location, disclose when and under what circumstances the Exchange Shares will be exchanged for shares of Pubco Class C Common Stock and when and under what circumstances will the Pubco Class C Common Stock be redeemed for Pubco Class A Common Stock.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on the cover page and pages xiv, 8, 81 and 217 of the Registration Statement.

Prior Disclosures, page 9

4.	Please include risk factor disclosure explaining the potential risks to investors arising from the claims made by Starton’s Chief Executive Officer on the “Unicorn Hunters” Television Program on June 7, 2021. Your risk factor should include a discussion of any steps Starton has taken to remediate these representations and clarify that Starton’s investigational reformulation of Revlimid will require clinical testing and may never be approved by the FDA or comparable foreign regulators.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 64 of the Registration Statement.

Selected Unaudited Pro forma Condensed Combined Financial Information, page 21

5.	Please explain to us why you are presenting a no redemption scenario in your summary pro forma information given that your disclosures throughout the filing indicate a minimum of 8,625,000 shares will be redeemed.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that this scenario has been removed from the filing, as the previous redemptions in connection with the Company’s extension have been incorporated into the filing and the Company has included the “no further redemptions” scenario.

Conditions to the Closing of the Business Combination, page 80

6.	We note your disclosure that it is a condition to the closing of the Business Combination that immediately after the Closing, the Starton Shareholders shall own a number of voting shares of Pubco representing, in the aggregate, no less than 51% of the total voting power of all issued and outstanding shares of Pubco. We also note from your response to comment 12 that approximately 50% to 60% of Starton’s outstanding shares are believed to be held by Canadian shareholders and that Canadian shareholders may elect to receive Exchange Shares in ExchangeCo. Given that portion of your response, please tell us how this condition to closing would be satisfied and revise your disclosure as appropriate.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 82 of the Registration Statement.

Background of the Business Combination, page 88

7.	We note your disclosure that the valuation and consideration in the March 21, 2023 amended letter of intent was based on HWEL’s understanding of Starton’s clinical protocols and “other things.” Please disclose any other specific factors that led to the changes in the total proposed consideration over the course of your negotiations related to the Business Combination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 93 of the Registration Statement.

8.	We note from your revised disclosure in response to prior comment 18 that Healthwell’s initial proposal of a valuation of $375 million for Starton was provided by SAP and based on a select discounted cashflow valuation methodology that was performed by a reputable third party in connection with a previous proposed transaction involving Starton to which Heathwell was not a party. Please provide the relevant disclosure regarding the third party as required by Item 4(b) of Form S-4, including the identity of the third party and also disclose the reasons for how the Healthwell board determined to rely on this valuation for purposes of its initial negotiations with Starton.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Healthwell Board of Directors did not receive and did not rely on the select discounted cashflow valuation performed by the third party in the Business Combination. The Company believes that such valuation is not materially relating to the Business Combination. As such, the Company has updated its disclosure on page 92 of the Registration Statement to remove the reference to such valuation.

9.	We note that the HWEL Board initially proposed a $375 million valuation of Starton based on a valuation provided to the Board from a previous proposed transaction involving Starton to which Healthwell was not a party. Please revise to discuss the financial analyses conducted by the HWEL Board resulting in the decision to propose this valuation for Starton. To the extent the HWEL Board’s analysis was limited to reviewing the prior valuation and the list of comparable companies prepared by Jeffries, please revise to make that clear.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 93 and 98 of the Registration Statement.

HWEL Management Financial Analysis, page 96

10.	We note your response to prior comment 27 and reissue in part. Please further revise to clarify how the $375 million pro forma equity value for Starton was used in negotiating the transaction and implemented in the Business Combination Agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 92 and 99 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 129

11.	We note your disclosures on page F-7 indicating that the company will proceed with a business combination only if net tangible assets are at least $5,000,001 either prior to or upon such consummation of a business combination. Given that your pro forma balance sheets do not appear to present a scenario where net tangible assets are at least $5,000,001, please tell us how you determined that your pro forma information depicts a probable outcome. Refer to Rules 11-01(a)(8) and 11-02(a)(10) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the $5,000,001 minimum net tangible asset test is no longer applicable it in light of the Company’s removal of the net tangible asset requirement from its charter, as approved by the Company’s stockholders on July 26, 2023, as well as the removal of the condition to closing in the Business Combination Agreement relating to the minimum of $5,000,0001 of net tangible assets.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 131

12.	Please provide a note that discloses how the weighted average common shares outstanding was determined for the both the minimum and maximum redemption scenarios.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 137 of the Registration Statement.

Note 3 - Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 135

13.	We note your response and revised disclosures to prior comment 31. Please address the following:

●	You disclose on page 3 that one-third of the Earnout Shares are issuable upon the volume weighted average price of the shares of Pubco Common Stock equaling or exceeding $12.00 per share. Explain how you determined this tranche of shares is not considered to be indexed to the issuer’s own stock under ASC 815.

●	Revise your pro forma disclosures to provide a discussion of the expected accounting treatment for the earnout shares and disclose the significant assumptions used in determining the fair value of the earnout shares.

●	Revise your disclosures in note 3(b) to provide a sensitivity analysis that quantifies how changes in the assumptions related to the fair value of the earnout shares could impact your pro forma balance sheet and statements of operations.

The Company reviewed the indexation guidance in ASC 815. It was noted that the first step is to evaluate the contingencies associated with the earnout. The Company notes that the contingencies are based on the share price or the achievement of a clinical milestone in the development of the Company’s products. The Company has considered all the possible contingencies as one unit. Due to the inclusion of non-market related targets within the earnout instruments and the non-fixed nature of the shares earned, the contract is not considered indexed to the issuer’s own stock.

Our Strategy, page 155

14.	We note your statement that you intend to develop drug candidates for your continuous delivery platform and commercialize them “once we receive regulatory approval.” Please revise this statement, and similar statements throughout the Business section, to remove the implication that you will receive regulatory approval, as such approvals are not entirely within your control.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 156 and 157 of the Registration Statement.

Intellectual Property, page 167

15.	Please disclose the potential expiration date, if granted, for each pending patent application described in this section.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 168 of the Registration Statement.

Executive Compensation, page 193

16.	Please revise your summary compensation table to provide compensation information for Starton’s named executive officers for the last two completed fiscal years. Refer to Item 402 of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 194 - 195 of the Registration Statement.

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Alyssa J. Rapp
Alyssa J. Rapp, Chief Executive Officer

cc:	Lijia Sanchez, Esq.
Ellenoff Grossman & Schole LLP

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